SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of April, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 25, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

	By:	/s/ PEDRO TOLL

	Name:	Pedro Toll
	Title:	Deputy Manager

PRESS RELEASE

BLADEX ANNOUNCES PREPAYMENTS OF ARGENTINE LOANS

Panama City, Republic of Panama, April 19, 2005 – Banco Latinoamericano de Exportaciones, S.A. – Bladex (NYSE:BLX or the “Bank”), announced today the receipt of US$110 million in prepayments on Argentine obligations, during the first quarter of 2005.  The Bank will account for the impact of these prepayments by reversing allocated credit loss provisions and impairment loss on securities back to earnings.  These prepayments, together with the reversal of allocated credit loss provisions related to scheduled principal payments and asset sales related to the Bank’s Argentine obligations, will generate a profit for accounting purposes of approximately US$33 million, which will increase the Bank’s equity capital by the same amount.

The receipt of these prepayments, and scheduled principal payments and asset sales, will result in a reduction of the Bank’s credit portfolio in Argentina from US$240 million at December 31, 2004 to approximately US$102 million at March 31, 2005.  Net of allowance for credit losses, the Argentine credit exposure amounted to US$46 million at March 31, 2005 compared to US$156 million at December 31, 2004.

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to finance and promote trade in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, Latin American and international commercial banks, and institutional and retail investors.

Bladex will announce its quarterly earnings results on May 5, 2005, with an investor conference call with the Bank’s management to follow on May 6, 2005.

For further information, please access www.blx.com or contact:

   Carlos Yap, Senior Vice President – Finance
   Tel.: (country code 507) 210-8581, E-mail: cyap@blx.com

   -or-

   i-advize Corporate Communications, Inc., 80 Wall Street, Suite 515,
   New York, NY  10005
   Attention:  Melanie Carpenter / Peter Majeski
   Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com